FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 04/29/2025

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda	By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: April 29, 2025

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of March 31, 2025
and for the three-month periods
ended on March 31, 2025 and 2024

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2025	2024
		(Unaudited)
Net sales	4	3,932,808	4,778,297
Cost of sales	5	(3,401,858)	(3,674,744)

Gross profit		530,950	1,103,553

Selling, general and administrative expenses	6	(396,200)	(431,166)
Other operating income (expense), net		(2,924)	2,469

Operating income	4	131,826	674,856

Finance expense	7	(54,342)	(44,879)
Finance income	7	68,491	82,554
Other financial (expense) income, net	7	48,512	(200,225)
Equity in earnings of non-consolidated companies	10	15,871	19,560
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	(45,300)	—
Profit before income tax expense		165,058	531,866

Income tax expense	12	(22,727)	(40,435)

Profit for the period		142,331	491,431

Attributable to:
Owners of the parent		66,978	361,436
Non-controlling interest		75,353	129,995

Profit for the period		142,331	491,431

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.03	0.18

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 2 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2025	2024
	(Unaudited)
Profit for the period	142,331	491,431

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	212,629	(100,278)
Currency translation adjustment from participation in non-consolidated companies	26,307	(11,785)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(46,981)	269,729
Income tax related to financial instruments at fair value	36,112	111,581
Changes in the fair value of derivatives classified as cash flow hedges	51,443	(15,393)
Income tax related to cash flow hedges	(15,299)	4,618
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(1,519)	(5,414)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	4	53

Other comprehensive income for the period, net of tax	262,696	253,111

Total comprehensive income for the period	405,027	744,542

Attributable to:
Owners of the parent	139,812	610,462
Non-controlling interest	265,215	134,080

Total comprehensive income for the period	405,027	744,542
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 3 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2025		December 31, 2024
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	8,803,071		8,381,155
Intangible assets, net	9	1,018,919		1,022,111
Investments in non-consolidated companies	10	509,476		468,516
Other investments		340		22,979
Deferred tax assets	3	1,298,306		1,194,398
Receivables, net		1,029,511	12,659,623	961,298	12,050,457

Current assets
Receivables, net		738,958		772,726
Current income tax assets		142,895		129,713
Derivative financial instruments		7,619		4,483
Inventories, net		4,591,291		4,750,511
Trade receivables, net		1,812,062		1,562,058
Other investments		1,924,210		2,160,051
Cash and cash equivalents		1,831,183	11,048,218	1,691,263	11,070,805
Assets classified as held for sale			7,734		7,285
			11,055,952		11,078,090
Total Assets			23,715,575		23,128,547

EQUITY
Capital and reserves attributable to the owners of the parent			12,107,998		11,968,186
Non-controlling interest			4,428,598		4,163,383
Total Equity			16,536,596		16,131,569

LIABILITIES
Non-current liabilities
Provisions		592,331		552,600
Deferred tax liabilities		94,653		88,707
Non current tax liabilities		25,272		21,436
Other liabilities		782,569		765,961
Trade payables		967		5,402
Lease liabilities		171,316		163,666
Borrowings		1,828,945	3,496,053	1,560,047	3,157,819
Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	455,500		410,200
Current income tax liabilities	12	32,810		106,883
Other liabilities		670,097		629,678
Trade payables		1,835,824		1,925,526
Derivative financial instruments		563		50,342
Lease liabilities		47,498		46,458
Borrowings		640,634	3,682,926	670,072	3,839,159
Total Liabilities			7,178,979		6,996,978

Total Equity and Liabilities			23,715,575		23,128,547
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 4 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2025	2,004,743	(150,000)	(23,295)	1,342,753	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569

Profit (Loss) for the period							66,978	66,978	75,353	142,331
Other comprehensive income (loss) for the period
Currency translation adjustment						47,811		47,811	191,125	238,936
Remeasurement of post employment benefit obligations				(351)				(351)	(1,164)	(1,515)
Cash flow hedges and others, net of tax				31,846				31,846	4,298	36,144
Others (4)				(6,472)				(6,472)	(4,397)	(10,869)

Total comprehensive income (loss) for the period	—	—	—	25,023	—	47,811	66,978	139,812	265,215	405,027

Balance as of March 31, 2025 (unaudited)	2,004,743	(150,000)	(23,295)	1,367,776	(2,324,866)	(2,081,740)	13,315,381	12,107,998	4,428,598	16,536,596

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2025, the Company held 41,666,666 shares as treasury shares.
(2) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 5 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for three-month periods ended March 31, 2025 and 2024
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2024	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

Profit for the period							361,436	361,436	129,995	491,431
Other comprehensive income (loss) for the period
Currency translation adjustment						(21,685)		(21,685)	(90,378)	(112,063)
Remeasurement of post employment benefit obligations				(1,216)				(1,216)	(4,145)	(5,361)
Cash flow hedges and others, net of tax				(9,616)				(9,616)	(1,159)	(10,775)
Others (4)				281,543				281,543	99,767	381,310

Total comprehensive income (loss) for the period	—	—	—	270,711	—	(21,685)	361,436	610,462	134,080	744,542

Balance as of March 31, 2024 (unaudited)	2,004,743	(150,000)	(23,295)	1,235,922	(2,324,866)	(1,985,512)	14,272,065	13,029,057	4,527,344	17,556,401

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2024, the Company held 41,666,666 shares as treasury shares.
(2) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 6 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2025	2024
		(Unaudited)
Cash flows from operating activities
Profit for the period		142,331	491,431
Adjustments for:
Depreciation and amortization	8 & 9	184,099	170,858
Income tax accruals less payments	12	(50,381)	(12,653)
Equity in earnings of non-consolidated companies	10	(15,871)	(19,560)
Interest accruals less payments/receipts, net		8,928	(1,562)
Changes in provisions		2,966	(7,284)
Changes in working capital (1)		(54,586)	(265,710)
Net foreign exchange results and others		(55,749)	119,957
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	45,300	—

Net cash provided by operating activities		207,037	475,477

Cash flows from investing activities
Capital expenditures	8 & 9	(517,799)	(449,194)
Decrease (Increase) in other investments		242,828	377
Proceeds from the sale of property, plant and equipment		512	554
Dividends received from non-consolidated companies		1,089	1,023

Net cash used in investing activities		(273,370)	(447,240)

Cash flows from financing activities
Finance lease payments		(20,478)	(18,361)
Proceeds from borrowings		573,070	131,380
Repayments of borrowings		(385,108)	(165,649)

Net cash provided by (used) in financing activities		167,484	(52,630)

Increase (Decrease) in cash and cash equivalents		101,151	(24,393)

Movement in cash and cash equivalents
At January 1,		1,691,263	1,846,013
Effect of exchange rate changes		38,769	(41,156)
Increase (Decrease) in cash and cash equivalents		101,151	(24,393)

Cash and cash equivalents as of March 31, (2)		1,831,183	1,780,464

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		22,144	9,386

(1) The working capital is impacted by non-cash movements of $ 115.9 million as of March 31, 2025 ($ (60.1) million as of March 31, 2024) due to the variations in the exchange rates used by subsidiaries.
(2) It includes restricted cash of $ 2,966 and $ 3,409 as of March 31, 2025 and 2024, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,924,393 and $ 2,317,778 as of March 31, 2025 and 2024, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 7 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”), each representing 10 shares, trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2024.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2024, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2024.

None of the accounting pronouncements issued after December 31, 2024, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

Page 9 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $ 118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date and recognized in its Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023, the effects described below.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $ 385.9 million. This valuation results in the recognition of a loss of $ 441.4 million, which is included along with the gain related to the bargain purchase amounting to $ 270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $ 171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

Page 10 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition and as of the acquisition date are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands
Property, plant and equipment	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $ 270.4 million, recognized in the Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023.

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:
- NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at $ 2.0584 per share.

Page 11 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

3. ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

- At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of $ 2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option.
- In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million ($ 266.7 million as of March 31, 2025), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $ 2,575.9 million, recognized in the Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023.

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labor matters and based on the advice and assessment of internal and external legal advisors.

Page 12 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated condensed interim financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of March 31, 2025 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	34,459
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	11,618
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	6,032
Other contingencies		86,613	52,157
Provisions for contingencies recognized by Usiminas before business combination		199,677	104,266

Description	Status	As of the acquisition date (in $ thousands)	As of March 31, 2025 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	79,555
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	43,260
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	30,161
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	24,162
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	10,395
Other tax contingencies		206,335	141,608
Provisions for tax contingencies recognized as part of the business combination		432,488	329,141
Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	17,719
Other civil and other contingencies (1)		88,905	38,871
Provisions for civil and other contingencies recognized as part of the business combination		174,333	56,590
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	16,124
Other labour contingencies (1)		22,532	12,145
Provisions for labour contingencies recognized as part of the business combination		49,655	28,269
(1) Composed of individually non-significative contingencies

Page 13 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

4.    SEGMENT INFORMATION

OPERATING SEGMENTS

The Company is organized in two operating segments: Steel and Mining.

The Steel segment includes the sales of steel products done by the Company's subsidiaries, which comprises mainly slabs, heavy plates, hot and cold rolled products, coated products, stamped steel parts for the automotive industry, roll-formed and tubular products, billets, bars and other products, including sales of energy.

The Mining segment includes the sales of mining products done by the Company's subsidiaries, mainly iron ore and iron ore pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest, the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest, and the mining activities of Mineraçao Usiminas, an iron ore mining company in which Usiminas holds a 70% equity interest.

Ternium's Chief Executive Officer ("CEO") functions as the CODM. The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and does the same with the Mining Segment. The CEO uses "Operating income - Management view" as per the below table as the key performance measure, which differs from operating income determined in accordance with IFRS principally as follows:
• The use of direct cost methodology to value inventories, while under IFRS they are valued at full cost, including absorption of production overheads and depreciation.
• The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (using the FIFO methodology).
• In the case of Usiminas, the use of costs based on the weighted average cost, while, under IFRS, costs are calculated under the FIFO methodology.
• Other differences related to other operating income and expenses.

Page 14 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

4.    SEGMENT INFORMATION (continued)

	Three-month period ended March 31, 2025 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	243,546	(2,267)	(4,004)	237,275
Reconciliation:
Differences in Cost of sales				(105,449)
Operating income - Under IFRS				131,826
Financial income (expense), net				62,661
Equity in earnings (losses) of non-consolidated companies				15,871
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(45,300)
Income before income tax expense - IFRS				165,058
Net sales from external customers	3,801,118	131,690	—	3,932,808
Net sales from transactions with other operating segments of the same entity	—	148,458	(148,458)	—
Depreciation and amortization	(141,762)	(42,337)	—	(184,099)

	Three-month period ended March 31, 2024 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	593,211	(21,504)	6,966	578,673
Reconciliation:
Differences in Cost of sales				96,183
Operating income - Under IFRS				674,856
Financial income (expense), net				(162,550)
Equity in earnings (losses) of non-consolidated companies				19,560
Income before income tax expense - IFRS				531,866

Net sales from external customers	4,690,004	88,293	—	4,778,297
Net sales from transactions with other operating segments of the same entity	—	186,082	(186,082)	—
Depreciation and amortization	(137,070)	(33,788)	—	(170,858)

Information on segment assets is not disclosed as it is not reviewed by the CEO.

GEOGRAPHICAL INFORMATION

The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2025.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2025 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	1,812,996	544,597	1,013,989	561,226	3,932,808
Non-current assets (1)	5,625,883	1,085,913	2,382,168	728,026	9,821,990
	Three-month period ended March 31, 2024 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	2,437,472	566,054	1,097,906	676,865	4,778,297
Non-current assets (1)	5,095,354	957,249	2,515,443	312,803	8,880,849
(1) Includes Property, plant and equipment and Intangible assets.

Page 15 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

5.    COST OF SALES

	Three-month period ended March 31,
	2025	2024
	(Unaudited)
Inventories at the beginning of the year	4,750,511	4,948,376
Translation differences	89,410	(42,909)

Plus: Charges for the period
Raw materials and consumables used and other movements (1)	2,426,975	3,087,130
Services and fees	69,236	75,104
Labor cost	260,755	269,985
Depreciation of property, plant and equipment	143,390	143,830
Amortization of intangible assets	21,263	12,295
Maintenance expenses	209,129	218,369
Office expenses	4,416	3,428
Insurance	9,238	8,367
Change of obsolescence allowance	4,699	3,730
Recovery from sales of scrap and by-products	(8,646)	(5,756)
Others	12,773	12,271
Less: Inventories at the end of the period	(4,591,291)	(5,059,476)
Cost of Sales	3,401,858	3,674,744
(1) For the three-month period ended March 31, 2024, it included $ 56 million, related to the readjustment of electricity transmission charges in Mexico.

6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2025	2024
	(Unaudited)
Services and fees	28,096	24,317
Labor cost	97,635	107,212
Depreciation of property, plant and equipment	6,391	5,853
Amortization of intangible assets	13,055	8,880
Maintenance and expenses	2,500	2,887
Taxes	36,334	36,539
Office expenses	20,950	21,001
Freight and transportation	184,169	214,920
(Decrease) Increase of allowance for doubtful accounts	(616)	1,211
Others	7,686	8,346

Selling, general and administrative expenses	396,200	431,166

Page 16 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

7.     FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Three-month period ended March 31,
	2025	2024
	(Unaudited)
Interest expense	(54,342)	(44,879)

Finance expense	(54,342)	(44,879)

Interest income	68,491	82,554

Finance income	68,491	82,554

Net foreign exchange loss	30,695	(41,008)
Change in fair value of financial assets (1)	32,951	(133,792)
Derivative contract results	(3,913)	(3,094)
Others	(11,221)	(22,331)

Other financial (expenses) income, net	48,512	(200,225)
(1) For the three-month period ended March 31, 2024, mainly related to the recycling of other comprehensive income from the sale of investments previously recognized at fair value through other comprehensive income.

8.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2025	2024
	(Unaudited)
At the beginning of the year	8,381,155	7,637,687

Currency translation differences	64,066	(36,718)
Additions	501,870	407,502
Value adjustments of lease contracts	2,862	2,154
Disposals	(7,131)	(2,817)
Depreciation charge	(149,781)	(149,683)
Transfers and reclassifications	10,030	(2,195)

At the end of the period	8,803,071	7,855,930

9.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2025	2024
	(Unaudited)
At the beginning of the year	1,022,111	996,048

Currency translation differences	2,862	(1,166)
Additions	37,765	54,999
Amortization charge	(34,318)	(21,175)
Transfers/Disposals	(9,501)	(3,787)

At the end of the period	1,018,919	1,024,919

Page 17 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

10.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of

			March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	136,363	130,433
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	109,320	98,280
MRS Logística S.A	Brazil	Logistical services	11.48%	11.48%	225,246	203,778
Other non-consolidated companies (1)					38,547	36,025
					509,476	468,516
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda., Terminal de Cargas Sarzedo Ltda., and Metalcentro Ltda.

Techgen S.A. de C.V.

Techgen stated as of and for the three-month period ended March 31, 2025, that revenues amounted to $ 106 million ($ 29 million as of March 31, 2024), net profit from continuing operations to $ 12 million ($ 14 million as of March 31, 2024), non-current assets to $ 678 million ($ 692 million as of December 31, 2024), current assets to $ 117 million ($ 104 million as of December 31, 2024), non-current liabilities to $ 313 million ($ 415 million as of December 31, 2024), current liabilities to $ 198 million ($ 109 million as of December 31, 2024) and shareholders’ equity to $ 284 million ($ 272 million as of December 31, 2024).

Unigal Usiminas Ltda.

Unigal stated as of and for the three-month period ended March 31, 2025, that revenues amounted to $ 15 million ($18 million for the three-month period ended March 31, 2024), net profit from continuing operations to $ 4 million ($ 6 million for the three-month period ended March 31, 2024), non-current assets to $ 134 million ($ 126 million as of December 31, 2024), current assets to $ 43 million ($ 35 million as of December 31, 2024), non-current liabilities to $ 41 million ($ 38 million as of December 31, 2024), current liabilities to $ 10 million ($ 9 million as of December 31, 2024) and shareholders’ equity to $ 127 million ($114 million as of December 31, 2024).

MRS Logística S.A.

MRS Logística stated as of and for the three-month period ended March 31, 2025, that revenues amounted to $ 181 million ($ 332 million for the three-month period ended March 31, 2024), net profit from continuing operations to $ 32 million ($ 63 million for the three-month period ended March 31, 2024), non-current assets to $ 2,670 million ($ 2,461 million as of December 31, 2024), current assets to $ 863 million ($ 868 million as of December 31, 2024), non-current liabilities to $ 1,721 million ($ 1,576 million as of December 31, 2024), current liabilities to $ 481 million ($ 547 million as of December 31, 2024) and shareholders’ equity to $ 1,332 million ($ 1,206 million as of December 31, 2024).

Page 18 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

11. DISTRIBUTION OF DIVIDENDS

Upon approval of the Company´s 2024 annual accounts, the Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2025, the payment of an annual dividend of $ 0.27 per share ($ 2.70 per ADS), or approximately $ 530 million, which includes the interim dividend of $0.09 per outstanding share ($0.90 per ADS) or approximately $ 177 million, paid on November 21, 2024. If the annual dividend is approved by the shareholders, a dividend of $ 0.18 per share ($ 1.80 per ADS), or approximately $ 353 million will be paid on May 14, 2025, with an ex-dividend date of May 9, 2025. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

12. INCOME TAX – PILLAR TWO

The Company is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxemburg, the jurisdiction in which the company is incorporated, and came into effect from 1 January 2024. The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The Company estimates as current tax expense related to Pillar Two the amount of $ 3.8 million for the three-month period ended March 31, 2025. The total provision related to Pillar Two as of March 31, 2025, amounts to $ 25.3 million.

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

(i) Tax claims and other contingencies

Provision for ongoing litigation related to the acquisition of a participation in Usiminas

The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to the Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN filed an appeal to the Superior Court of Justice (SCJ), seeking the review and reversal of the decision issued by the Court of Appeals, and on March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

Page 19 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of the participations in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through March 31, 2025, and attorney’s fees in the amount of BRL 5 million, the revised aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL 1,931.8 million (approximately $ 336.4 million at the BRL/$ rate as of March 31, 2025; BRL 1,875.9 million or approximately $ 302.9 million at the BRL/$ rate as of December 31, 2024) and BRL 683.9 million (approximately $ 119.1 million at the BRL/$ rate as of March 31, 2025; BRL 664.1 million or approximately $ 107.3 million at the BRL/$ rate as of December 31, 2024), respectively.

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution on the matter.

Page 20 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($ 92 million; BRL 527 million or $ 92 million as of March 31, 2025). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

(ii) Commitments

(a) Ternium Brasil entered into an agreement with Petrobras S.A. for the supply of petcoke. The contract has minimum required volumes and is due to terminate in February 2026. As of March 31, 2025, the outstanding amount of the agreement was approximately $ 106.2 million.

(b) Ternium Brasil entered into an agreement with LSI Logística S.A. for the rental of mobile equipment for maintenance and operations. The contract is due to terminate in March 2028 and has a penalty for early termination. As of March 31, 2025, the outstanding amount was $ 39.5 million.

(c) Usiminas S.A. entered into an agreement with Seday Transportes Ltda. for transportation services. The contract is due to terminate in until November 2027 and has a penalty for early termination. As of March 31, 2025, the outstanding amount was approximately $ 15.3 million.

Page 21 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

14.    RELATED PARTY TRANSACTIONS

As of March 31, 2025, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2025	2024
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	34,688	39,530
Sales of goods to other related parties	45,432	22,516
Sales of services and others to non-consolidated parties	52	44
Sales of services and others to other related parties	575	919
	80,747	63,009
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	117,673	65,075
Purchases of goods from other related parties	25,094	20,690
Purchases of services and others from non-consolidated parties	48,065	9,500
Purchases of services and others from other related parties	83,606	27,585
	274,438	122,850
(c) Financial results
Income with non-consolidated parties	3,218	3,303
Expenses in connection with lease contracts from other related parties	(226)	(74)
	2,992	3,229
(d) Dividends
Dividends from non-consolidated parties	1,222	1,042
	1,222	1,042
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	230	593
Income (expenses), net with other related parties	180	201
	410	794

	March 31, 2025	December 31, 2024
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	160,726	156,937
Receivables from other related parties	35,056	26,988
Advances to non-consolidated parties	1,264	2,524
Advances to suppliers with other related parties	123,947	131,685
Payables to non-consolidated parties	(34,271)	(57,230)
Payables to other related parties	(49,007)	(39,721)
Lease Liabilities with other related parties	(1,068)	(1,861)

	236,647	219,322

Page 22 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

15.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of March 31, 2025 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	457,365	—	—	457,365
Derivative financial instruments	—	7,619	—	7,619
Trade receivables	1,812,062	—	—	1,812,062
Other investments	396,129	145,780	1,382,484	1,924,393
Cash and cash equivalents	1,507,687	323,496	—	1,831,183

Total	4,173,243	476,895	1,382,484	6,032,622

As of March 31, 2025 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	447,481	—		447,481
Trade payables	1,752,008	—		1,752,008
Derivative financial instruments	—	563		563
Lease liabilities	218,814	—		218,814
Borrowings	2,469,579	—		2,469,579

Total	4,887,882	563		4,888,445

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 29 of the Consolidated Financial Statements as of December 31, 2024 for definitions of levels of fair values and figures at that date.
The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2025 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	323,496	323,496	—	—
Other investments	1,528,264	1,382,485	145,401	378
Derivative financial instruments	7,619	—	7,619	—

Total assets	1,859,379	1,705,981	153,020	378
Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	563	—	563	—
Total liabilities	563	—	563	—

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

15.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2024 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	423,927	423,927	—	—
Other investments	1,633,797	1,501,389	131,866	542
Derivative financial instruments	4,483	—	4,483	—
Total assets	2,062,207	1,925,316	136,349	542

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	50,342	—	50,342	—
Total liabilities	50,342	—	50,342	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the three-month period ended March 31, 2025, and the year ended December 31, 2024, corresponds to the initial investment and to the changes in its fair value.

16.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Since the new administration took office in Argentina in December 2023 certain restrictions have been gradually eased. On April 14, 2025, the Argentine government introduced flexibility to foreign exchange restrictions on certain transactions by individuals and companies. At the date of these Consolidated Condensed Interim Financial Statements, foreign exchange restrictions remain and the scope and timing of additional flexibility or other upcoming changes, if any, remain unknown. The main currently applicable measures are described below:

• Access to the Argentine foreign exchange market (“MLC”) to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MLC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but in the case of services rendered or accrued before April 14, 2025, payment is deferred 30 calendar days as from the date of supply or accrual of the service if rendered by a non-related party, or 180 calendar days if rendered by a related party; whereas for services rendered or accrued as from April 14, 2025, no deferral shall apply for the payment of services rendered by a non-related party, and a reduced 90-calendar day deferral shall apply for the payment of services rendered by a related party.

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

16.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

• In the context of high, but decelerating, inflation during 2024, restrictions of access to the MLC to pay for imports of goods remain, but have been gradually made more flexible. The price for imports with customs clearance on or after October 21, 2024, may be paid in full as from the 30th day from the date of customs clearance. In addition, the price for imports with customs clearance between August 1 and October 20, 2024, may be paid in two equal installments on the 30th and 60th day from the date of customs clearance, and the price for imports with customs clearance between December 13, 2023, and July 31, 2024, may be paid in four equal installments payable on the 30th, 60th, 90th and 120th day from the date of customs clearance. Payment of imports of goods with customs clearance on or after April 14, 2025, is not subject to deferral. Access to the MLC to pay for imports that obtained customs clearance on or before December 12, 2023, continues to require Argentine Central Bank approval. Beginning on April 14, 2025, access to the MLC to pay for imports of capital goods prior to its customs entry is permitted to the extent that: (a) the aggregate amount of advanced import payments do not exceed 30% of the FOB value of the goods to be imported; (b) the aggregate amount of import payments made prior to the customs entry of the goods (including advance payments, payments at sight and commercial debt) do not exceed 80% of the FOB value of the goods to be imported, and (c) goods are not classified in certain Mercosur tariff codes specified in Argentine Central Bank’s foreign exchange regulations.

• Foreign currency proceeds derived from exports of goods must be sold into the MLC and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MLC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export of goods or services proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed over time.

• Access to the MLC to make dividend payments corresponding to profits for any fiscal year ended on or before December 31, 2024, requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted. Following the flexibilization of foreign exchange restrictions introduced on April 14, 2025, companies will be allowed access to the MLC to pay dividends to non-resident shareholders to distribute profits for fiscal years beginning on or after January 1, 2025, to the extent shown in regular and audited annual financial statements for the relevant fiscal year.

Ternium Argentina carries out all of its import and export transactions through the MLC. Therefore, assets and liabilities in foreign currency as of March 31, 2025, have been valued considering the official exchange rates at the end of the period.

Under Ternium Argentina’s annual accounts as of March 31, 2025, and for the three-month period then ended, revenues amounted to $ 462 million (three-month period ended March 31, 2024: $ 524 million), net profit from continuing operations to $ 36 million (three-month period ended March 31, 2024: $ 263 million), total assets to $ 5,668 million (December 31, 2024: $ 5,726 million), total liabilities to $ 689 million (December 31, 2024: $ 790 million) and shareholders’ equity to $ 4,979 million (December 31, 2024: $ 4,936 million).

Page 25 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

16.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,183 million as of March 31, 2025, broken down as follows:
- $ 1,052 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $ 129 million in Argentine pesos-denominated instruments.
- $ 3 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of March 31, 2025, amounted to $ 341 million in monetary assets and $ 202 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. In the event of a devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

Page 26 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2025
and for the three-month periods ended March 31, 2025 and 2024

17. RECENTLY ANNOUNCED TARIFFS ON IMPORTS IN THE UNITED STATES

On February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of tariffs applicable to all products imported from Mexico, Canada and China. As of the date of these financial statements, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff. In addition, on March 12, 2025, the U.S. government imposed a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements. Further, on April 2, 2025, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners, with a minimum tariff of 10% and an extra tariff specific to each country, which was later postponed for 90 days. Reciprocal tariffs do not add up to Section 232 tariffs. Mexico and Canada were not subject to these reciprocal tariffs. Also in April 2, 2025, the US government confirmed a previously announced 25% tariff under Section 232 on all imported automobiles produced outside the U.S. However, vehicles and parts that comply with the USMCA are only subject to this tariff on their non-U.S. specific content, and, in the case of auto parts, only when the government establishes a process to exempt U.S. content from tariffs.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the new tariffs and measures would have on its business or financial condition.

Pablo Brizzio
Chief Financial Officer

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